BERNABE F. SARABIA

Work Experiences:

10/2011- 05/05/2017   **Licensed Vocational Nurse, Kindred Hospital Ontario FT**
               Med Surg/Tele and Wound Care Nurse

11/2013- Present   **Vocational Nursing Clinical Instructor, American Career College PT**
               Teaches nursing skills, including patient assessment

03/2017- Present   **Licensed Financial Professional, World Financial Group**

Also previously worked as Sales Engineer, City Mayor's Executive Assistant and After School Teacher

Education: **Licensed Vocational Nurse (LVN)**
               Franklin Career College
               Ontario, CA
               03/2010 - 03/2011

               Bachelor of Science in Electrical Engineering (BSEE)
               West Negros University, Philippines
               06/1986 - 04/1995

Skills: Teaching, Management/Leadership, Inter-personal, Public
               Speaking, Customer Service, Product Presentation.

Organizations:

Toastmasters Club (Philippines), **President**, July 2005 to June 2006
BCDC Inc., Board of Trustees **Chairman**, 2005